NYSE

Caroline Galinie
Senior Director
Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 3421
Caroline.Galinie@theice.com

December 11, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Floating Rate Notes due December 1, 2021 Under Ford Credit Euro Medium-Term Notes due Nine Months or More From the Date of Issue Program of FORD MOTOR CREDIT COMPANY LLC under the Exchange Act of 1934.

Sincerely,

